

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 19, 2009

Dr. Mohd Aslami
Chief Executive Officer
US SolarTech, Inc.
680 N. Main Street, C-2
Wolfeboro, NH 03894

>   **Re: US SolarTech, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed October 14, 2009**
>   **File No. 333-157805**

Dear Dr. Aslami:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering, page 4

1.   Please update the disclosure in this section of the shares of common stock outstanding before and after the offering. We note the issuance of convertible notes and warrants to principal and selling stockholders on September 30, 2009 mentioned on page II-3.

<u>We will require substantial funds and will need to raise additional capital, page 6</u>

2.   Please update the disclosure in this risk factor given the disclosure in the second paragraph. For example, do you still plan to offer the incentive to holders of warrants as disclosed in the first paragraph of this section? Are you still currently seeking to raise privately up to $4 million in funds as disclosed in the fourth paragraph of this section and on page 68?

<u>Principal Stockholders, page 49</u>

3.   Please update the disclosure in this section to the extent practicable. We note that you issued a convertible note and warrant to a principal stockholder on September 30, 2009. Please see Rule 13d-3(d)(1) with regard to determining beneficial ownership if a person has the right to acquire beneficial ownership of a security within sixty days upon exercise of warrants or conversion of other securities.

<u>Selling Stockholders, page 53</u>

4.   Please update the disclosure in the columns "Shares Held Before Offering" and "Shares Held After Offering" to the extent practicable. We note that you issued convertible notes and warrants to selling stockholders on September 30, 2009.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Daniel E. Baron, Esq.